82-3099

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455154
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

02034290

14 May 2002

SUPPL

SEC MAIL PROCESSING RECEIVED MAY 2 2 2002 WASH. D.C. 165 SECTION

Dear Sirs

I enclose copies of the announcements which have been filed with the London Stock Exchange from 12 July 2001 to 31 March 2002.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

Alex Cairncross

Alex Cairncross
Company Secretarial Assistant

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

dw 5/29

Scottish Hydro-Electric SOUTHERN ELECTRIC SWALEC S+S Delivering your electricity

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
Henry Casley

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director only

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Henry Casley

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director only

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Notification by PEP manager to the Company of a reinvestment of dividend pursuant to a regular standing order instruction into a General PEP.

7 Number of shares/amount of stock acquired:
227

8 Percentage of issued class:
0.00003%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.745

13 Date of transaction:
27 March 2002

14 Date company informed:
3 April 2002

15 Total holding following this notification:
121,827

16 Total percentage holding of issued class following this notification:
0.014%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:

N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

14.51

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Vincent Donnelly

Tel. No:
01738 455150

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
Scottish and Southern Energy plc (the Company)
Notification of Directors' Interests

Scottish and Southern Energy plc wishes to notify the following changes in director's interests in the Company's ordinary Shares (Shares) arising out of the operation of the Scottish and Southern Energy Deferred Bonus Plan.

Awards of Shares under the Deferred Bonus Plan can be unconditionally released to participants following the third anniversary of grant (the Maturity Date). Up to 50% of the Shares under a participant's award can be called for before the

Maturity Date for each award, provided the participant undertakes to retain the Shares acquired (less such number as are sold to discharge his income tax liability on the Shares) until the relevant Maturity Date.

On 27 March 2002, the following executive directors elected to call for the Shares set out below and have undertaken to retain the Shares acquired until the relevant Maturity Date (less the number of Shares sold to discharge income tax liabilities):

Ian Marchant	28,234
Alastair Phillips-Davies	5,048

The Shares required to satisfy these entitlements have been transferred by the Scottish and Southern Energy Deferred Bonus Plan (the "Trust").

On 28 March 2002, the following executive directors sold Shares at £6.77 in order to discharge income tax liabilities arising on the release of Shares under the Trust:

Ian Marchant	11,355
Alastair Phillips-Davies	2,030

As a result of the transactions referred to above:

(a) the Trust holds a total of 272,412 Shares representing 0.032%of the Company's issued share capital: and

(b) the executive directors are interested in the following Shares:

Ian Marchant	35,146	0.0041%
Alastair Phillips-Davies	4,070	0.0005%

In addition, the executive directors are deemed for the Companies Act purposes to be interested in all the Shares held by the Trust.

NNNN

Announcement File : C:\DIPS\020402DB.ANN

Sent 2/4/02 14.52

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Vincent Donnelly

Tel. No:
01738 455150

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
Reinvestment of March 2002 dividend under the Deferred Bonus Scheme.

The Company was notified on 28 March 2002 of the purchase of 4,778 Ordinary shares of 50p each in the Company at a price of £6.655 per share pursuant to a regular standing order instruction.

The purchase was carried out on 26 March 2002 by Bedell Cristin Trust Company Limited, Trustees of the Scottish and Southern Energy Deferred Bonus Plan ("the Trust"). The purchase related to the reinvestment by the Trustees of the March 2002 dividend.

For Companies Act purposes, the Executive Directors are technically regarded as having an interest in shares held by the Trust.

NNNN

Senr 2/4/02 14.48

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
James Forbes

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director and Spouse

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
James Forbes and Jean Forbes

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director and Spouse

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Sale of shares

7 Number of shares/amount of stock acquired:
N/A

8 Percentage of issued class:
N/A

9 Number of shares/amount of stock disposed:
5,200

10 Percentage of issued class:
0.0006%

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.81

13 Date of transaction:
28 March 2002

14 Date company informed:
2 April 2002

15 Total holding following this notification:
76,864

16 Total percentage holding of issued class following this notification:
0.0089%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Announcement File : C:\DIPS\290302JF.ANN

13.36

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
2

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
Jim Forbes

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Jim Forbes

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Announcement by PEP Manager to the Company of reinvestment of dividend pursuant to a regular standing order instruction into a Single Company PEP

7 Number of shares/amount of stock acquired:
7

8 Percentage of issued class:
0.0000008%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.80

13 Date of transaction:
28 March 2002

14 Date company informed:
28 March 2002

15 Total holding following this notification:
82,064

16 Total percentage holding of issued class following this notification:
0.0095%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:

N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
Ian Marchant

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Ian Marchant

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Announcement by PEP Manager to the Company of reinvestment of dividend pursuant to a regular standing order instruction into a Single Company PEP

7 Number of shares/amount of stock acquired:
7

8 Percentage of issued class:
0.0000008%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.80

13 Date of transaction:
28 March 2002

14 Date company informed:
28 March 2002

15 Total holding following this notification:
18,267

16 Total percentage holding of issued class following this notification:
0.0021%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons 14.44

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
07138 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All Executive Directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Directors only

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees, Trustee of the Scottish and Southern Energy plc Qualifying Share Ownership Trust ("QUEST")

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Subscription of 201,571 ordinary 50p shares by the Trustees of the QUEST which is run in conjunction with the all-employee Sharesave Scheme

7 Number of shares/amount of stock acquired:
201,571

8 Percentage of issued class:
0.0234%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.66

13 Date of transaction:
26 March 2002

14 Date company informed:
28 March 2002

15 Total holding following this notification:
1,925,379

16 Total percentage holding of issued class following this notification:
0.2239%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Ailsa Stroud

24 Contact telephone number:
01738 455152

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
David Sigsworth

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director and spouse

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
David and Lorna Sigsworth

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director and spouse

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Announcement by PEP Manager to the Company of re-investment of dividends pursuant to a regular standing order instruction into a Single Company PEP and General PEP. David Sigsworth Single - 27, General 32, Lorna Sigsworth Single - 16, General 32.

7 Number of shares/amount of stock acquired:
107

8 Percentage of issued class:
0.000012

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.685

13 Date of transaction:
25 March 2002

14 Date company informed:
27 March 2002

15 Total holding following this notification:
51,191

16 Total percentage holding of issued class following this notification:
0.0059%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
David Sigsworth

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Spouse

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Lorna Sigsworth

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Spouse

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Sale of shares

7 Number of shares/amount of stock acquired:
N/A

8 Percentage of issued class:
N/A

9 Number of shares/amount of stock disposed:
1,900

10 Percentage of issued class:
0.000002%

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.6875

13 Date of transaction:
22 March 2002

14 Date company informed:
22 March 2002

15 Total holding following this notification:
51,084

16 Total percentage holding of issued class following this notification:
0.0059%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
NOTIFICATION UNDER SECTION 198 OF THE COMPANIES ACT 1985

The Company was notified on 22 March 2002 that Barclays plc has a notifiable interest in 25,824,139 ordinary 50p shares in Scottish and Southern Energy plc being 3.00% of the issued share capital of the Company.

The shares are registered as follows:-

Barclays Capital Nominees Limited	533,467
Bank of Ireland Nominees Limited 538028	26,403

Bank of Ireland Nominees Limited 73520	182,268
Dematerialised	20,105
Chase Nominees Limited 16331	224,669
Chase Nominees Limited 16338	49,790
Chase Nominees Limited 16341	1,195,704
Chase Nominees Limited 16342	82,683
Chase Nominees Limited 16344	153,664
Chase Nominees Limited 16345	271,841
Chase Nominees Limited 16376	172,483
Chase Nominees Limited 16400	7,946,486
Chase Nominees Limited 16530	1,926,932
Chase Nominees Limited 18409	842,314
Chase Nominees Limited 20947	5,173,451
DEM69	4,536
Unknown	200
Barclays Bank Trust Co Ltd & Third Party Nominee	2,245
Barclays Bank Trust Co Ltd as executor	3,202
Unknown	1,000
Chase Manhattan Bank London	4,312,994
Twenty Nine Gracechurch Street Nominees Limited a/c 5781D	6,593
Twenty Nine Gracechurch Street Nominees Limited a/c 5782A	2,170,893
Unknown	457,180
Unknown	18,419
Unknown	16,940
Unknown	6,424
Unknown	11,135
Unknown	7,069
Unknown	3,049
	25,824,139

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Vincent Donnelly, Company Secretary

Tel. No:
01738 455150

Announcement Given To Third Parties:
No

Amendment:
No

Headline:

Announcement Body Information:

Jim Forbes, Chief Executive, has informed the Board of Scottish and Southern Energy that he would like to retire during this year.

Jim Forbes said "SSE is in excellent shape and has a very good management team. I believe now is the time to give them the opportunity to meet the challenges which lie ahead."

Mr Bruce Farmer, Chairman, said "Jim Forbes has done a tremendous job in

creating the strong company that is SSE today. After 38 years service in the electricity supply industry and 10 years with SSE, the Board respects his wish to retire and appreciates the flexibility he has given in managing the transition."

SSE will make an announcement on succession at the appropriate time.

For further information please contact:

Alan Young, Scottish and Southern Energy: 0870 900 0410
Andrew Dowler, Financial Dynamics: 0207 831 3113

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:

Application for admission of securities to trading

The Company has applied to the FSA for admission to the Official List and the London Stock Exchange for admission to trading of 800,000 ordinary shares of 50p each in the Company. The issue is with respect to a block listing of shares which will be allotted to employees as and when required on the exercise of their SAYE Sharesave share options.

NNNN

Schedule 5 - Block Listing Six-Monthly Return

Number of reports in announcement:
3

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Block Listing Six-Monthly Return

Schedule 5 - Block Listing Six-Monthly Return

1 Name of company:
Scottish and Southern Energy

2 Name of Scheme:
Executive Share Option Scheme

3 Period of Return - From:
1 September 2001

To:

28 February 2002

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
804,887

5 Number of shares issued/allotted under scheme during period:
487,007

6 Balance under scheme not yet issued/allotted under scheme at end of period:
317,880

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
800,000 ordinary shares were listed on 30 August 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
859,815,931

Contact name for queries:
Ailsa Stroud, Assistant Company Secretary

Contact telephone number:
01738 455152

Contact address:
Inveralmond House, 200 Dunkeld Road, Perth, PH1 3AQ
ailsa.stroud@scottish-southern.co.uk

Name of person making return:
Vincent Donnelly

Position of person making return:
Company Secretary

Schedule 5 - Block Listing Six-Monthly Return

1 Name of company:
Scottish and Southern Energy

2 Name of Scheme:
SAYE Sharesave Scheme

3 Period of Return - From:
1 September 2001

To:
28 February 2002

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
2,607,405

5 Number of shares issued/allotted under scheme during period:
2,354,515

6 Balance under scheme not yet issued/allotted under scheme at end of period:
252,890

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
800,000 shares were listed on 31 August 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
859,815,931

Contact name for queries:
Ailsa Stroud

Contact telephone number:
01738 455152

Contact address:
Inveralmond House, 200 Dunkeld Road, Perth, PH1 3AQ
ailsa.Stroud@scottish-southern.co.uk

Name of person making return:
Vincent Donnelly

Position of person making return:
Company Secretary

Schedule 5 - Block Listing Six-Monthly Return

1 Name of company:
Scottish and Southern Energy

2 Name of Scheme:
Employee Share Trust Scheme

3 Period of Return - From:
1 September 2001

To:
28 February 2002

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
9,695

5 Number of shares issued/allotted under scheme during period:
Nil

6 Balance under scheme not yet issued/allotted under scheme at end of period:
9,695

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
300,000 ordinary shares were listed on 26 August 1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
859,815,931

Contact name for queries:
Ailsa Stroud

Contact telephone number:
01738 455152

Contact address:
Inveralmond House, 200 Dunkeld Road, Perth, PH1 3AQ

Name of person making return:
Vincent Donnelly

Position of person making return:
Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All executive directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employee Share Trust run in conjunction with the All-Employee Sharesave scheme

7 Number of shares/amount of stock acquired:
9,096

8 Percentage of issued class:
0.0011%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.46

13 Date of transaction:
7 March 2002

14 Date company informed:
7 March 2002

15 Total holding following this notification:
1,724,590

16 Total percentage holding of issued class following this notification:
0.2006%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
Scottish and Southern Energy plc
Company Visit

Scottish and Southern Energy plc ("the Company") is hosting a visit for analysts today (7 March) and tomorrow (8 March). The itinerary includes visits to Peterhead Power Station and to the Company's Energy Management Centre in Perth.

Separate presentations will be made on generation, energy trading, power systems and regulation, each given by Executive Directors and other senior managers. The focus of the presentations, which will be delivered on 8 March, will be to

educate analysts and inform them on how the Company operates its core businesses, in line with its strategy as summarised in its interim results announcement on 8 November.

The generation presentation will describe how SSE Generation supports the Company's supply value chain while adding value through new investments such as renewable energy. The energy trading presentation will describe how the Company uses efficient purchasing or selling of energy to close out physical positions and reduce risk, while using the traded market to optimise and extract maximum value out of the SSE portfolio of contracts and assets.

The power systems presentation will describe how the Company is able to secure year-on-year efficiency improvements while delivering growth in the regulated business. The regulation presentation will describe the issues around Ofgem's current proposals for British Electricity Trading and Transmission Arrangements (BETTA).

The Company's management remains confident that it will deliver results broadly in line with current market forecasts.

Copies of the presentations will be available from 8 March. For copies of the presentation, or further information, contact:

Alan Young/Denis Kerby, Scottish and Southern Energy	0870 900 0410
Fiona Meiklejohn, Financial Dynamics	0207 831 3113

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All executive directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employee Share Trust run in conjunction with the All-Employee Sharesave scheme

7 Number of shares/amount of stock acquired:
3,682

8 Percentage of issued class:
0.0004%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.40

13 Date of transaction:
22 February 2002

14 Date company informed:
22 February 2002

15 Total holding following this notification:
1,732,225

16 Total percentage holding of issued class following this notification:
0.2015%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
NOTIFICATION UNDER SECTION 198 to 202 OF THE COMPANIES ACT 1985

The Company was notified on 14 February 2002 that Prudential plc and all of its subsidiary companies no longer have a notifiable interest in the issued share capital of Scottish and Southern Energy plc.

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All executive directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employee Share Trust run in conjunction with the All-Employee Sharesave Scheme

7 Number of shares/amount of stock acquired:
993

8 Percentage of issued class:
0.0001

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.32

13 Date of transaction:
8 February 2002

14 Date company informed:
8 February 2002

15 Total holding following this notification:
1,734,792

16 Total percentage holding of issued class following this notification:
0.2018

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All Executive Directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees,the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employment Share Trust run in conjunction with the All-Employee Sharesave Scheme

7 Number of shares/amount of stock acquired:
5,343

8 Percentage of issued class:
0.0006%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.35

13 Date of transaction:
25 January 2002

14 Date company informed:
25 January 2002

15 Total holding following this notification:
1,735,163

16 Total percentage holding of issued class following this notification:
0.2018%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
Alistair Phillips-Davies

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Alistair Phillips-Davies

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director only

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares

7 Number of shares/amount of stock acquired:
1,000 shares

8 Percentage of issued class:
0.00012%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.105

13 Date of transaction:
11 January 2002

14 Date company informed:
11 January 2002

15 Total holding following this notification:
1,052

16 Total percentage holding of issued class following this notification:
0.00012%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Additional Information:

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
Following the appointment of Alistair Phillips-Davies to the Board as Energy Supply Director, with effect from 1 January 2002, the Company confirms that there are no details to be disclosed in relation to 16.4 (a) and (b) of the Financial Services Authority Listing Rules.

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All executive directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employment Share Trust run in conjunction with the All Employee Sharesave Scheme

7 Number of shares/amount of stock acquired:
5,617

8 Percentage of issued class:
0.0007%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.06

13 Date of transaction:
11 January 2002

14 Date company informed:
11 January 2002

15 Total holding following this notification:
1,736,620

16 Total percentage holding of issued class following this notification:
0.2018%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
Disclosure of Executive Director's Shareholding

Following the appointment of Mr Alistair Phillips-Davies to the Board with effect from 1 January 2002, Mr Phillips-Davies disclosed to the Company on 8 January 2002 that he has a beneficial interest in 52 ordinary shares in the Company and options over 13,144 ordinary shares in the Company.

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
NOTIFICATION UNDER SECTION 198 OF THE COMPANIES ACT 1985

The Company was notified on 31 December 2001 that Barclays PLC, through its subsidiary Barclays Bank PLC, has a notifiable interest in 240,910,739 ordinary 50p shares in Scottish and Southern Energy plc, being 3.02% of the issued share capital of the Company.

The shares are registered as follows:-

Barclays Capital Nominees Limited	614,119

Bank of Ireland Nominees Limited	38,780
Bank of Ireland Nominees Limited	184,487
Dematerialised	18,805
Chase Nominees Limited	224,669
Chase Nominees Limited	52,489
Chase Nominees Limited	1,177,430
Chase Nominees Limited	82,683
Chase Nominees Limited	157,622
Chase Nominees Limited	290,701
Chase Nominees Limited	200,106
Chase Nominees Limited	7,924,726
Chase Nominees Limited	1,959,748
Chase Nominees Limited	613,764
Chase Nominees Limited	5,574,151
DEM69	1,985
Barclays Bank Trust Co Ltd (& 3rd party nominee)	2,183
Barclays Bank Trust Co Ltd as executor	5,517
Unknown	1,000
Chase Manhattan Bank London	4,172,145
Twenty nine Gracechurch St Nominees Ltd a/c 5781D	6,593
Twenty Nine Gracechurch St Nominees Ltd a/c 5782A	2,108,341
US-CEDE & Co UK - Chase Nominees Ltd	6,083
Barclays Bank Trust Company Ltd	528
Unknown	474,574
Unknown	6,792
Unknown	17,756
Unknown	6,424
Unknown	11,135
Unknown	7,069
Unknown	3,049
Barclays Bank trust Co Ltd and another	993

	25,946,447

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:

NOTIFICATION UNDER SECTION 198 OF THE COMPANIES ACT 1985

The Company was notified on 24 December 2001 that Barclays Plc,through its subsidiary Barclays Bank Plc, no longer has a notifiable interest in the share capital of Scottish and Southern Energy plc.

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
James Forbes

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
See 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
James Forbes

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director only

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Reinvestment of dividend by PEP Manager pursuant to a regular standing order instruction into a Single Company PEP.

7 Number of shares/amount of stock acquired:
2

8 Percentage of issued class:
0.00000023%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
656p

13 Date of transaction:
22 November 2001

14 Date company informed:
20 December 2001

15 Total holding following this notification:
82,057

16 Total percentage holding of issued class following this notification:
0.0095%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/a

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:

N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No.

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
Ian Marchant

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
See 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Ian Marchant

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director only

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Reinvestment of tax credit by PEP Manager pursuant to a regular standing order instruction into a Single Company PEP.

7 Number of shares/amount of stock acquired:
2

8 Percentage of issued class:
0.00000023%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
22/11/01 - 656p, 6/12/01 - 624.5p

13 Date of transaction:
22/11/01 - 1 share, 6/12/01 - 1 share

14 Date company informed:
20 December 2001

15 Total holding following this notification:
18,260

16 Total percentage holding of issued class following this notification:
0.0021%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:

N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All executive directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employment Share Trust run in conjunction with the All Employee Sharesave Scheme

7 Number of shares/amount of stock acquired:
3,815

8 Percentage of issued class:
0.0004%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.00

13 Date of transaction:
14 December 2001

14 Date company informed:
14 December 2001

15 Total holding following this notification:
1,739,249

16 Total percentage holding of issued class following this notification:
0.2021%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Vincent Donnelly

Additional Information:

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 11 December 2001 that Barclays PLC, through its subsidiary Barclays Bank PLC, had a notifiable interest in 25,950,912 ordinary shares of 50p each in Scottish and Southern Energy plc, being 3.2% of the issued share capital of the Company.

The shares are registered as follows:

Barclays Capital Nominees Limited	744,634
Bank of Ireland Nominees Limited	38,780
Bank of Ireland Nominees Limited	180,877
Dematerialised	18,805
Chase Nominees Limited	224,669
Chase Nominees Limited	52,489
Chase Nominees Limited	1,177,430
Chase Nominees Limited	82,683
Chase Nominees Limited	157,622
Chase Nominees Limited	290,701
Chase Nominees Limited	200,106
Chase Nominees Limited	7,968,488
Chase Nominees Limited	1,959,748
Chase Nominees Limited	446,206
Chase Nominees Limited	5,573,335
DEM69	1,890
Barclays Bank Trust Co Ltd & third party nominee	1,900
Barclays Bank Trust Co Ltd as executor	5,261
Unknown	1,000
Chase Manhattan Bank London	4,029,387
Twenty nine Gracechurch St Nominees Ltd a/c 5782A	2,292,263
Unknown	459,834
Unknown	6,792
Unknown	13,853
Unknown	5,285
Unknown	6,756
Unknown	7,069
Unknown	3,049

	25,950,912

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 11 December 2001 that Barclays PLC, through its subsidiary Barclays Bank PLC, had a notifiable interest in 25,950,912 ordinary shares of 50p each in Scottish and Southern Energy plc, being 3.2% of the issued share capital of the Company.

The shares are registered as follows:

Barclays Capital Nominees Limited	744,634
Bank of Ireland Nominees Limited	38,780
Bank of Ireland Nominees Limited	180,877
Dematerialised	18,805
Chase Nominees Limited	224,669
Chase Nominees Limited	52,489
Chase Nominees Limited	1,177,430
Chase Nominees Limited	82,683
Chase Nominees Limited	157,622
Chase Nominees Limited	290,701
Chase Nominees Limited	200,106
Chase Nominees Limited	7,968,488
Chase Nominees Limited	1,959,748
Chase Nominees Limited	446,206
Chase Nominees Limited	5,573,335
DEM69	1,890
Barclays Bank Trust Co Ltd & third party nominee	1,900
Barclays Bank Trust Co Ltd as executor	5,261
Unknown	1,000
Chase Manhattan Bank London	4,029,387
Twenty nine Gracechurch St Nominees Ltd a/c 5782A	2,292,263
Unknown	459,834
Unknown	6,792
Unknown	13,853
Unknown	5,285
Unknown	6,756
Unknown	7,069
Unknown	3,049

	25,950,912

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 10 December 2001 that The Prudential Assurance Company Limited no longer had a notifiable interest in the issued share capital of Scottish and Southern Energy plc.

Notwithstanding the above, certain companies within the Prudential Plc group of companies continue to have a notifiable interest in 25,936,875 ordinary shares of 50p each, being 3.01% of the issued share capital of the Company.

The shares are registered as follows:

PRUCLT HSBC GIS NOM(UK) PAC AC	25,447,212
PRUCLT HSBC GIS NOM (UK) PPL AC	110,000
PRUDENTIAL EUROPEAN INDX TRACK	2,368
PRUDENTIAL UK INDEX TRACKER TS	3,412
ROY NOMINEES 578079	172,480
ROY NOMS LTD 578141	201,403

	25,936,875

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 10 December 2001 that The Prudential Assurance Company Limited no longer had a notifiable interest in the issued share capital of Scottish and Southern Energy plc.

Notwithstanding the above, certain companies within the Prudential Plc group of companies continue to have a notifiable interest in 25,936,875 ordinary shares of 50p each, being 3.01% of the issued share capital of the Company.

The shares are registered as follows:

PRUCLT HSBC GIS NOM(UK) PAC AC	25,447,212
PRUCLT HSBC GIS NOM (UK) PPL AC	110,000
PRUDENTIAL EUROPEAN INDX TRACK	2,368
PRUDENTIAL UK INDEX TRACKER TS	3,412
ROY NOMINEES 578079	172,480
ROY NOMS LTD 578141	201,403

	25,936,875

NNNN

Scottish and Southern Energy plc

NEWS RELEASE

Corporate Communications Department
Telephone: 0870 9000410
Facsimile: 01738 455112
www.scottish-southern.co.uk

8 November 2001

INTERIM ANNOUNCEMENT

Six months to 30 September 2001

"We are pleased to report another strong financial and operational performance for Scottish and Southern Energy. Pre-tax profit is up 8.3% and earnings per share have increased by 8.6%. We are making a £450M investment in renewable energy now that the Government's financial arrangements for support of new renewables are clear. This should deliver further earnings growth for our shareholders over the next five years" said Bruce Farmer, Chairman of Scottish and Southern Energy.

HIGHLIGHTS

Financial

- **Operating profit up 12% to £286.1M**
- **Pre-tax profit up 8.3% to £232.9M**
- **Earnings per share up 8.6% to 21.4p**
- **Dividend up 7.8% to 9.7p**
- **£95M positive cash flow**

Operational

- **£450M investment committed in renewable generation**
- **Solid operational performance of SSE's generation portfolio under NETA**
- **Synergy savings will be well ahead of £140M target**
- **Further 9.5% reduction in controllable costs**
- **SWALEC energy customers now successfully transferred to the Group's Customer Service System**

* All financial information is stated before goodwill and the impact of FRS19 on deferred tax.

For after hours press enquiries please call 0870 9000410

Scottish Hydro-Electric SOUTHERN ELECTRIC SWALEC Delivering your electricity


SCOTTISH AND SOUTHERN ENERGY PLC MAIN FACILITIES
Main locations/offices
Gas/oil power station
Hydro scheme
Small hydro station
Diesel power station
New plant in construction
CHP Combined Heat and Power
CCGT Combined Cycle Gas Turbine
OCGT Open Cycle Gas Turbine
Lerwick
67.2MW DIESEL
Main Office in Kirkwall
18.4MW DIESEL
Kirkwall
Flotta 3.25MW OCGT
26MW DIESEL
Stornoway
SHIN
Dingwall
Strichen
12MW DIESEL
CONON
Inverness
Peterhead Power Station 1550MW
(Major upgrade in hand)
AFFRIC/
BEAULY
Portree
Foyers 300MW Pumped Storage
GREAT GLEN
Aberdeen
TUMMEL
Hydro Generation
1083MW
Pitlochry
Dundee
NHS Trust 1.4MW CHP
1.5MW DIESEL
Oban
BREADALBANE
SLOY/AWE
Perth
NHS Trust 1.4MW CHP
6MW DIESEL
BITMAC 2.0MW CHP
Fellside 170MW CHP
Doncaster Dome Leisure Cen
230KW CHP
East Lancs
18MW CHP
Keadby 755MW CCGT
Keadby 25MW Black Start
Salt Union 47MW CHP
NHS TRUST
1.4MW CHP
Derwent Co Generation
214MW CHP
Barking 915MW CCGT
Eli Lilly
3.6MW CHP
Ramada Hotel
Maidenhead
Heathrow
Excel 10MW CH
312KW CHP
Medway 660M
Thatcham 9.6MW Diesel
355MW CCGT
Digital
Smurfit To
Seabank
755MW CCGT
Basingstoke
1.9MW Standby
Generator
Hook 52M
Burghfield
45MW OCGT
AWA
9MW
NHS TRUST
1.4MW CHP
Havant
Five Oaks 11.5MW
Portsmouth
Van Heyningen Brothe
2MW CHP
Chickerell
45MW OCGT
Van Heyningen Brothers
4MW CHP

Overview
The first six months of this year show a strong performance for Scottish and Southern Energy. In order to highlight business performance all the financial information is presented before goodwill and the impact of FRS 19 on deferred tax.

We have achieved significant success in a number of key areas:

- Operating profit up 12% to £286.1M
- PBT up 8.3% to £232.9M
- Earnings per share are up 8.6% to 21.4p
- Dividend growth of 7.8% giving an interim dividend of 9.7p and well ahead of our target of at least 4% real growth
- £95M positive cash flow
- £450M investment in renewable generation over the next ten years, the largest by any one company in the UK and delivering a significant return for our shareholders
- Solid operational performance of our power stations under NETA
- Synergy savings will be well ahead of the £140M target
- Further 9.5% reduction in controllable costs
- SWALEC energy customers now successfully transferred to the Group's Customer Service System

Financial and Operating Review
Operating profits have increased by 12%, a strong performance against a backdrop of falling wholesale electricity prices, rising wholesale gas prices and the second year of the price reviews. Growth in Generation and Supply in England and Wales has once again been the main driver, but a good performance in our telecoms business has also played a part.

Power Systems
In the second year of the current price review operating profit in Power Systems was up by 3.1% on last year to £136.1M. The continuing focus on controllable costs which are down 17% in Scotland and 19% in England was the main reason for this. Units distributed have increased by 2.6% in England and 0.6% in Scotland.

Customer service standards have improved once again with the fault rate falling by a further 3% in Scotland and 5% in England.

Generation and Supply
Operating profit in Generation and Supply in England and Wales showed an excellent 40.1% increase to £113.8M against a background of falling wholesale electricity prices and rising wholesale gas prices. This growth has been delivered through our continued focus on improving margins. In the current financial period a number of factors have contributed to this:

- Our joint venture power stations have performed well. Seabank 2 has made its first full financial contribution and Barking significantly increased its profits following a major outage last year;
- SWALEC has contributed a full half year compared to the two months we reported at the same time last year. This improved operating profit before goodwill by over £10M;

- Active risk management using the flexibility within our energy portfolio has minimised purchase costs and allows us to take advantage of "low risk" trading opportunities;
- We have had a successful first six months under NETA. Our performance in the imbalance charge/rebate mechanism and the balancing market has contributed over £15M to Group profits.

Our gas business is now enjoying the benefit of the transfer of all its customers to our Customer Service System which was successfully completed in July and should contribute to profits this year. We continue to believe that the current wholesale gas price is not sustainable and we will be well positioned to grow earnings from the 2001 level if they fall. In electricity, despite our relatively good customer retention, the drop in electricity customer accounts in our three licensed areas is slightly greater than the growth in gas.

Despite competition net margins in retail supply have remained steady. The current supply price review ends in April 2002 and in line with what happened in gas we expect price controls to be removed. However, the Regulator has still to make his decision and this could impact on future margins.

Following the introduction of NETA we have increasingly managed our Generation & Supply business on a Great Britain wide basis. As a result of this some of the value of our plant flexibility is effectively accounted for in England & Wales, making financial reporting in our traditional segmental analysis increasingly more difficult.

The competitive market in Scotland has remained tough contributing to the reported fall in operating profit to £3.3M. The last six months has also seen lower wholesale prices in the Scottish market as it becomes increasingly linked to England and Wales. This has affected both the price and volume associated with interconnector output. We have also been affected by an adverse fuel mix with hydro output below last year's level for the first three months and nuclear output being 22% above last year's level due to the timing of British Energy's outages. Some of these impacts are seasonal and we would not expect to see such a significant reduction in operating profit for the remainder of the year.

Operationally we have completed outages on all our major plant over the summer months, therefore availability has been below the long term average. We are confident, following this programme, that our plant can continue to operate flexibly over the long term and make a positive contribution to Group earnings.

Other Businesses

Our other businesses have continued the good performance seen last year with operating profit up £12.8M to £32.9M. Telecoms, including our internal business, continues to make a positive and growing contribution to operating profit and this year will be positive after all interest charges. Contracting has again performed well with profit up over 25% on the same period last year, reflecting both additional turnover and improved margins. The strength of the economy in south central England has benefited our new connections business. We have also seen an increased profit contribution from our shop business as a result of tight cost control and extra revenue from direct sales.

We expect growth in these businesses to continue over the next six months but not at the same level we have seen in the first six months.

Synergy Savings

At SSE we have continued to make good progress on delivering our target savings level of £140M. As a result of the strong performance we have seen in the first half of the year, with another 9.5% reduction in controllable costs, we are now confident that we will beat the £140M target by a significant amount. In customer service we have successfully transferred all our SWALEC customers to the Group's Customer Service System, with the electricity customers completing the migration last week-end. The additional earnings growth from this low risk source is significant over the coming years. SSE is at the leading edge of efficiency and we intend to remain there with continued progress in all areas.

Interest

The net interest charge shows an increase of £11.4M to £53.6M as average indebtedness was higher than last year due to the SWALEC acquisition. In addition, £5.2M of interest was capitalised last year on the Peterhead repowering project.

Tax

The underlying effective tax rate has remained unchanged at 22%. We have now adopted FRS 19 on deferred tax liabilities. As these liabilities are only a potential exposure we have decided to apply discounting to reflect the long term nature of our assets and this impacts on both the Group's profit and loss account and on the balance sheet. The notional tax charge is now 26.5% and on the balance sheet we have recognised an additional discounted liability of £362M at 30 September 2001.

Earnings per Share

We will continue to focus on EPS before goodwill and the impact of FRS19 and on this basis EPS is up 8.6% to 21.4p. This strong performance builds on the last two years during which EPS has grown by 24%.

Dividend

The Board has recommended a half year dividend of 9.7p per share, an increase of 7.8% on last year and well ahead of the target of at least 4% real growth. Once again this is an excellent performance against the backdrop of falling wholesale electricity prices, rising wholesale gas prices, the second year of the price review and a tough competitive environment. We remain confident that we will achieve our dividend target of at least 4% real growth for the next two years and sustained real growth thereafter.

£450M investment programme in renewable generation

The Government has recently announced the detail of its Renewables Obligation (RO) which will encourage investment in new renewable generation in order to help it achieve its target of 10% of all UK generation coming from renewable sources by 2010. Under the RO, all electricity suppliers will eventually be obliged to meet 10% of their needs via Renewable Obligation Certificates (ROC's) which have been set at £30 per MWh.

As the UK's largest generator of renewable energy through our hydro assets, this presents SSE with two new opportunities to grow earnings, one unique to us and the other open to all others operating in the marketplace.

The Government has agreed that all hydro stations up to 20MW in capacity will be eligible for ROC's once they have been refurbished. We have, therefore, committed to a programme of up to £250M over the next ten years to refurbish all our hydro assets, beginning in April 2002. We generate around 1TWh of electricity from the stations under 20MW. We also expect to see improvements in output and cost savings. The first three schemes which we have committed to are at Invergarry, Gaur and Orrin.

The second opportunity is in the development of new renewable generation, mainly wind and possibly new hydro. We have also committed around £200M towards the development of over 200MW of new renewable generation over the next five to six years. This will be through a combination of new sites developed by SSE where we expect to be able to exploit our geographic advantage in the north of Scotland which has Europe's best wind farm potential, and the acquisition of sites partially developed by others. Our first 11MW scheme at Tangy on the Mull of Kintyre is progressing well.

Together these investments will help our supply business to meet its renewable obligation, but equally importantly should deliver a healthy return in generation for our shareholders. The impact on all supply businesses in the UK will depend on the regulatory framework going forward and how these businesses react to this additional cost.

Group Capital Expenditure
Group capital expenditure shows a small increase on the same period last year, largely because of an increase in Power Systems spend over the summer months and the completion of our spend on our two regional telecoms networks. We would expect capital expendutire in Power Systems for the full year to be lower than last year. There has been a reduction in spend in our generation business following the completion of the investment in new thermal assets.

Balance Sheet and Cash Flow
SSE's balance sheet remains very strong. This was recognised by Standard and Poor's who increased our long term credit rating to AA- last month, the first upgrade of this kind in the global electricity industry for many years. Interest cover was nearly 6 times. We anticipate it will be above this level for the full year.

During the first six months of this year SSE reduced net debt by £95.0M compared with an increase of £199.1M in the same period last year. We have also seen a £31.2M improvement in free cash flow as debtors have reduced following a drive to improve collection performance across the whole supply business.

Strategy and Outlook
At SSE we remain focused on running our core businesses well and looking for incremental areas where we can create earnings growth for our shareholders. We remain disciplined in our approach to mergers and acquisitions and will only pursue these options if they deliver enhanced value for our shareholders. However, we continue to monitor any opportunities which arise both in the UK and overseas.

SSE has once again shown that it can deliver strong earnings growth. This will continue to be delivered through our synergy savings, the £450M investment programme in renewable generation and our other businesses. The strength of our balance sheet continues to position us well to take advantage of opportunities to both create and return value to our shareholders.

NOTES TO EDITORS

1. SSE is the largest generator from renewable resources in the UK with close to 50% of the country's renewable generation capacity.

2. Invergarry is a 20MW power station built as part of the Garry/Moriston scheme in the Great Glen north of Fort William. The scheme was built between 1949-1962 and has a total installed capacity of 113MW.

3. Gaur is a 6.4MW station built aspart of the Tummel Valley scheme to the west of Pitlochry. This scheme was built between 1946-1951 and has a total installed capacity of 244.8MW, making it the largest hydro devlopment in Scotland.

4. Orrin is an 18MW power station built between 1946-1961. It is part of the Conon Valley scheme north west of Inverness which has a total installed capacity of 118MW.

5. Photographs are available of each of these dams in jpg format by email.

- ENDS -

For further information contact:

Andrew Dowler, Financial Dynamics:	0207 269 7140
Alan Young, Scottish and Southern Energy	0870 900 0410
Debbie Smith, Scottish and Southern Energy:	0870 900 0410

SSE has provided a dial-in facility for those unable to attend the meeting.

Date of call:	8 November 2001
Time of call:	09.30
Call in number:	+44 (0) 208 781 0576
Password:	Scottish and Southern Energy

A replay facility will be available for 48 hours:

Dial in number:	+44 (0) 208 288 4459
Passcode:	631352

PROFIT AND LOSS ACCOUNT

For the period 1 April 2001 to 30 September 2001

Year to 31 March 2001 restated £M		Note	Half Year to 30 Sept. 2001 unaudited £M	Half Year to 30 Sept. 2000 restated £M
3,585.6	Total group turnover	4	1,804.6	1,497.3
587.2	Group operating profit		250.6	231.6
	Share of operating profit in:			
25.4	- Joint ventures		14.4	10.9
37.5	- Associates		15.3	11.1
650.1	Total operating profit	4	280.3	253.6
2.1	Income from fixed asset investments		0.4	1.9
	Net interest payable:			
67.7	Group		36.8	26.1
11.8	Joint ventures		7.3	5.5
22.3	Associates		9.5	10.6
550.4	Profit on ordinary activities before taxation		227.1	213.3
143.8	Taxation	3	60.2	55.7
406.6	Profit on ordinary activities after taxation		166.9	157.6
0.4	Equity minority interests in subsidiary undertaking		0.2	
407.0	Profit attributable to ordinary shareholders		167.1	157.6
257.0	Dividends	5	83.8	77.2
150.0	Retained profit		83.3	80.4
47.5p	Earnings per share - basic	6	19.5p	18.4p
50.9p	- adjusted	6	21.4p	19.7p
47.4p	- diluted	6	19.4p	18.4p
30.0p	Dividend per ordinary share	5	9.7p	9.0p

BALANCE SHEET

At 30 September 2001

At 31 March 2001 restated £M		Note	At 30 Sept. 2001 unaudited £M	At 30 Sept. 2000 restated £M
4,015.6	Fixed assets		4,043.6	3,928.2
	Current assets			
36.2	Stocks		56.5	43.4
672.3	Debtors		477.4	570.0
31.3	Investments		28.4	29.8
27.3	Cash at bank and in hand		24.4	35.8
(1,621.7)	Creditors - amounts falling due within one year		(1,351.6)	(1,441.5)
(854.6)	Net current liabilities		(764.9)	(762.5)
3,161.0	Total assets less current liabilities		3,278.7	3,165.7
(1,134.4)	Creditors - amounts falling due after more than one year		(1,152.6)	(1,224.0)
(544.7)	Provisions for liabilities and charges		(551.6)	(533.4)
1,481.9	Net assets		1,574.5	1,408.3
429.3	Called up share capital		430.1	428.2
1,051.9	Reserves		1,143.9	980.1
1,481.2	Total shareholders' funds		1,574.0	1,4083
0.7	Equity minority interests in subsidiary undertaking		0.5	-
1,481.9			1,574.5	1,408.3
90.7%	Gearing		79.3%	93.3%

CASH FLOW STATEMENT

For the period 1 April 2001 to 30 September 2001

Year to 31 March 2001 £M		Note	Half Year to 30 Sept. 2001 unaudited £M	Half Year to 30 Sept. 2000 restated £M
650.2	Net cash inflow from operating activities	8	472.1	396.7
10.1	Dividends from joint ventures, associates and trade investments		14.1	9.1
(67.7)	Returns on investments and servicing of finance		(39.9)	(21.9)
(79.9)	Taxation		(39.4)	(8.2)
512.7	Free cash flow		406.9	375.7
(278.4)	Capital expenditure and financial investment		(141.1)	(146.1)
(217.8)	Acquisitions and disposals		-	(257.0)
(241.6)	Equity dividends paid		(180.3)	(164.6)
(225.1)	Cash inflow/(outflow) before management of liquid resources and financing		85.5	(192.0)
15.6	Management of liquid resources		2.9	17.1
227.1	Financing		(91.3)	194.5
17.6	(Decrease)/Increase in cash in the period		(2.9)	19.6

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the period 1 April 2001 to 30 September 2001

Year to 31 March 2001 restated £M		Half Year to 30 Sept. 2001 unaudited £M	Half Year to 30 Sept. 2000 restated £M
	Profit for the financial period:		
389.5	Group	158.8	155.2
9.2	Joint ventures	4.9	3.9
8.3	Associates	3.4	(1.5)
407.0	Total recognised gains and losses relating to the financial period	167.1	157.6
	Prior year adjustment for implementation of FRS 19 'Deferred Tax' (note 3)	(351.7)	
	Total gains and losses recognised since last annual report	(184.6)	

NOTES TO THE INTERIM ACCOUNTS

1. Basis of preparation

The interim report has been prepared on the basis of accounting policies consistent with those set out in the annual report for the year ended 31 March 2001 except for the effect of implementing FRS 19 Deferred Tax (note 3). The financial information in this report does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. It is unaudited but has been reviewed by the auditors. Figures for the year to 31 March 2001 included within this report are an abridged version of the full accounts (as restated) which carry an unqualified auditor's report and have been filed with the Registrar of Companies.

2. Approval

The interim report for the six months ended 30 September 2001 was approved by the directors on 8 November 2001.

3. Taxation

Financial Reporting Standard (FRS) 19 'Deferred Tax' is mandatory for all accounting periods ending on or after 23 January 2002 and accordingly has been reflected in the interim accounts to 30 September 2001. Under FRS 19, deferred tax is recognised in respect of all timing differences which have originated but not reversed at the balance sheet date, subject to certain exceptions. Previously deferred tax was provided for in respect of timing differences to the extent that it was probable that a liability would crystallise in the foreseeable future. As permitted by FRS 19, deferred tax is calculated on a discounted basis and the net present value of the deferred tax liability is reflected in the accounts. Comparative figures have been restated as required. The estimated effect on the group's reported results and net assets is as follows:

Profit attributable to shareholders	Half Year to 30 Sept. 2000 £M	Year to 31 March 2001 £M
As previously reported	166.4	430.0
Impact of FRS 19	(8.8)	(23.0)
As restated	157.6	407.0

Net assets		
As previously reported	1,745.8	1,833.6
Impact of FRS 19 - increase in provision for deferred tax	(337.5)	(351.7)
As restated	1,408.3	1,481.9

As a consequence of this change opening shareholders' funds at 1 April 2001 were reduced from £1,832.9M to £1,481.2M.

Corporation tax has been charged at 30%. The estimated effective rate applied to profit before taxation for the Group for the current year is 26.5% (2000 - 26.1%) after charging deferred tax.

NOTES TO THE INTERIM ACCOUNTS

4. Segmental Analysis

Year to 31 March 2001 £M			Half Year to 30 Sept. 2001 £M	Half Year to 30 Sept. 2000 £M
	Turnover			
225.5	Power Systems	Scotland	110.3	101.9
367.2		England	169.5	160.9
592.7			279.8	262.8
585.0	Generation and Supply	Scotland	240.9	268.3
2,495.6		England and Wales	1,337.4	994.8
3,080.6			1,578.3	1,263.1
387.6	Other businesses		194.0	162.0
4,060.9			2,052.1	1,687.9
(475.3)	Less inter activity sales		(247.5)	(190.6)
3,585.6			1,804.6	1,497.3
	Operating profit			
115.8	Power Systems	Scotland	54.6	54.5
195.7		England	81.5	77.5
311.5			136.1	132.0
60.7	Generation and Supply	Scotland	3.3	22.1
226.6		England and Wales	108.1	79.4
287.3			111.4	101.5
51.3	Other businesses		32.8	20.1
650.1			280.3	253.6

The comparative figure for operating profit for the Generation and Supply, England and Wales segment has been restated to reflect the £4.5M amortisation of discount, associated with the onerous energy provision, now shown within interest costs.

NOTES TO THE INTERIM ACCOUNTS

5. Dividends

The recommended interim dividend per ordinary share of 9.7p (2000 - 9.0p) will be paid on 25 March 2002 to those shareholders on the Scottish and Southern Energy plc register on 8 March 2002.

6. Earnings per Share

Year to 31 March 2001 Pence per share restated		Half year to 30 Sept 2001 Earnings £M	Half year to 30 Sept 2000 Earnings £M restated	Half year to 30 Sept 2001 Pence per share	Half year to 30 Sept 2000 Pence per share restated
47.5	Basic	167.1	157.6	19.5	18.4
	Adjusted for :				
0.7	amortisation of goodwill	5.8	1.8	0.7	0.2
2.7	deferred tax	10.2	8.8	1.2	1.1
50.9	Adjusted	183.1	168.2	21.4	19.7
47.4	Diluted	167.1	157.6	19.4	18.4

The adjusted figures are before amortisation of goodwill and the incremental charge for deferred tax.
The weighted average number of shares used in each calculation is as follows:

	September 2001 Number of shares (millions)	September 2000 Number of shares (millions)
For basic and adjusted earnings per share	857.5	855.6
Effect of exercise of share options	3.5	2.2
For diluted earnings per share	861.0	857.8

7. Reconciliation of Movement in Equity Shareholders' Funds

Year to 31 March 2001 restated £M		Half Year to 30 Sept. 2001 £M	Half Year to 30 Sept. 2000 restated £M
407.0	Profit for the financial period	167.1	157.6
(257.0)	Dividends	(83.8)	(77.2)
150.0	Retained profit for the financial period	83.3	80.4
8.2	New share capital subscribed	9.5	4.2
8.0	Premium on issue of shares to Quest		
(8.7)	Contribution to Quest		
(11.3)	Repurchase of ordinary share capital for cancellation		(11.3)
146.2	Net addition in shareholders' funds	92.8	73.3
1,335.0	Opening shareholders' funds	1,481.2	1,335.0
1,481.2	Closing shareholders' funds	1,574.0	1,408.3

Opening shareholders' funds at 1 April 2000 were originally £1,663.7M before deducting the prior year adjustment of £328.7M (note 3).

NOTES TO THE INTERIM ACCOUNTS

8. Reconciliation of Operating Profit to Net Cash Flow from Operating Activities

Year to 31 March 2001 £M		Half Year to 30 Sept. 2001 £M	Half Year to 30 Sept. 2000 restated £M
587.2	Operating profit	250.6	227.1
173.0	Depreciation, amortisation and revaluation adjustments	89.1	79.7
5.9	Amortisation of goodwill	5.8	1.8
(15.1)	Customer contributions and capital grants released	(7.8)	(7.8)
6.9	Increase in stocks	(20.3)	(0.3)
(242.5)	Decrease/(increase) in debtors	194.8	(52.5)
161.6	(Decrease)/increase in creditors	(34.7)	160.1
(23.9)	Decrease in provisions	(3.0)	(11.0)
(2.9)	(Profit) on disposal of tangible fixed assets	(2.4)	(0.4)
650.2	Net cash inflow from operating activities	472.1	396.7

9. Reconciliation of Net Cash Flow to Movement in Net Debt

Year to 31 March 2001 £M		Half Year to 30 Sept. 2001 £M	Half Year to 30 Sept. 2000 restated £M
17.6	(Decrease)/Increase in cash in the financial period	(2.9)	19.6
(230.9)	Net cash outflow/(inflow) from decrease/(increase) in debt and lease financing	100.8	(111.3)
(15.6)	Net cash (inflow) from (decrease) in liquid resources	(2.9)	(107.4)
(228.9)	Movement in net debt in the financial period	95.0	(199.1)
(1,114.8)	Net debt at start of financial period	(1,343.7)	(1,114.8)
(1,343.7)	Net debt at end of financial period	(1,248.7)	(1,313.9)

10. Analysis of Net Debt

	1 April 2001 £M	Cash Flow £M	30 Sept. 2001 £M
Cash at bank and in hand	27.3	(2.9)	24.4
Overdrafts			
Other debt due within one year	(600.7)	124.4	(476.3)
Net borrowings due within one year	(573.4)	121.5	(451.9)
Net borrowings due after more than one year	(801.6)	(23.6)	(825.2)
Current asset investments	31.3	(2.9)	28.4
Net debt	(1,343.7)	95.0	(1,248.7)

INDEPENDENT REVIEW REPORT BY KPMG AUDIT PLC TO SCOTTISH AND SOUTHERN ENERGY PLC

Introduction

We have been instructed by the company to review the financial information set out above and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2001.

KPMG Audit Plc
Chartered Accountants
Edinburgh

8 November 2001

NEWS RELEASE

8 November 2001

Corporate Communications Department
Telephone: 0870 9000410
Facsimile: 01738 455112
www.scottish-southern.co.uk

INTERIM ANNOUNCEMENT
Six months to 30 September 2001

"We are pleased to report another strong financial and operational performance for Scottish and Southern Energy. Pre-tax profit is up 8.3% and earnings per share have increased by 8.6%. We are making a £450M investment in renewable energy now that the Government's financial arrangements for support of new renewables are clear. This should deliver further earnings growth for our shareholders over the next five years" said Bruce Farmer, Chairman of Scottish and Southern Energy.

HIGHLIGHTS

Financial

- **Operating profit up 12% to £286.1M**
- **Pre-tax profit up 8.3% to £232.9M**
- **Earnings per share up 8.6% to 21.4p**
- **Dividend up 7.8% to 9.7p**
- **£95M positive cash flow**

Operational

- **£450M investment committed in renewable generation**
- **Solid operational performance of SSE's generation portfolio under NETA**
- **Synergy savings will be well ahead of £140M target**
- **Further 9.5% reduction in controllable costs**
- **SWALEC energy customers now successfully transferred to the Group's Customer Service System**

* All financial information is stated before goodwill and the impact of FRS19 on deferred tax.

For after hours press enquiries please call 0870 9000410

SCOTTISH AND SOUTHERN ENERGY PLC MAIN FACILITIES



Main locations/offices
Gas/oil power station
Hydro scheme
Small hydro station
Diesel power station
New plant in construction
CHP Combined Heat and Power
CCGT Combined Cycle Gas Turbine
OCGT Open Cycle Gas Turbine
Lerwick
67.2MW DIESEL
Main Office in Kirkwall
18.4MW DIESEL
Kirkwall
Flotta 3.25MW OCGT
26MW DIESEL
Stornoway
SHIN
Dingwall
Strichen
12MW DIESEL
CONON
Inverness
Peterhead Power Station 1550MW
(Major upgrade in hand)
AFFRIC/
BEAULY
Portree
Foyers 300MW Pumped Storage
GREAT GLEN
Aberdeen
TUMMEL
Hydro Generation
1083MW
Pitlochry
Dundee
NHS Trust 1.4MW CHP
1.5MW DIESEL
Oban
BREADALBANE
SLOY/AWE
Perth
NHS Trust 1.4MW CHP
6MW DIESEL
BITMAC 2.0MW CHP
Fellside 170MW CHP
Doncaster Dome Leisure Cen
230KW CHP
East Lancs
18MW CHP
Keadby 755MW CCGT
Keadby 25MW Black Sta
Salt Union 47MW CHP
NHS TRUST
1.4MW CHP
Derwent Co Generation
214MW CHP
Eli Lilly
3.6MW CHP
Barking 915MW CCGT
Ramada Hotel
Maidenhead
Heathrow
Excel 10MW
312KW CHP
Medway 660
Thatcham 9.6MW Diesel
Smurfit
355MW CCGT
Basingstoke
Digital
Hook 5
Seabank
755MW CCGT
Burghfield
45MW OCGT
1.9MW Standby
Generator
AW
9M
NHS TRUST
1.4MW CHP
Havant
Five Oaks 11.5M
Portsmouth
Van Heyningen Bro
2MW CHP
Chickerell
45MW OCGT
Van Heyningen Brothers
4MW CHP

Overview
The first six months of this year show a strong performance for Scottish and Southern Energy. In order to highlight business performance all the financial information is presented before goodwill and the impact of FRS 19 on deferred tax.

We have achieved significant success in a number of key areas:

- Operating profit up 12% to £286.1M
- PBT up 8.3% to £232.9M
- Earnings per share are up 8.6% to 21.4p
- Dividend growth of 7.8% giving an interim dividend of 9.7p and well ahead of our target of at least 4% real growth
- £95M positive cash flow
- £450M investment in renewable generation over the next ten years, the largest by any one company in the UK and delivering a significant return for our shareholders
- Solid operational performance of our power stations under NETA
- Synergy savings will be well ahead of the £140M target
- Further 9.5% reduction in controllable costs
- SWALEC energy customers now successfully transferred to the Group's Customer Service System

Financial and Operating Review
Operating profits have increased by 12%, a strong performance against a backdrop of falling wholesale electricity prices, rising wholesale gas prices and the second year of the price reviews. Growth in Generation and Supply in England and Wales has once again been the main driver, but a good performance in our telecoms business has also played a part.

Power Systems
In the second year of the current price review operating profit in Power Systems was up by 3.1% on last year to £136.1M. The continuing focus on controllable costs which are down 17% in Scotland and 19% in England was the main reason for this. Units distributed have increased by 2.6% in England and 0.6% in Scotland.

Customer service standards have improved once again with the fault rate falling by a further 3% in Scotland and 5% in England.

Generation and Supply
Operating profit in Generation and Supply in England and Wales showed an excellent 40.1% increase to £113.8M against a background of falling wholesale electricity prices and rising wholesale gas prices. This growth has been delivered through our continued focus on improving margins. In the current financial period a number of factors have contributed to this:

- Our joint venture power stations have performed well. Seabank 2 has made its first full financial contribution and Barking significantly increased its profits following a major outage last year;
- SWALEC has contributed a full half year compared to the two months we reported at the same time last year. This improved operating profit before goodwill by over £10M;

- Active risk management using the flexibility within our energy portfolio has minimised purchase costs and allows us to take advantage of "low risk" trading opportunities;
- We have had a successful first six months under NETA. Our performance in the imbalance charge/rebate mechanism and the balancing market has contributed over £15M to Group profits.

Our gas business is now enjoying the benefit of the transfer of all its customers to our Customer Service System which was successfully completed in July and should contribute to profits this year. We continue to believe that the current wholesale gas price is not sustainable and we will be well positioned to grow earnings from the 2001 level if they fall. In electricity, despite our relatively good customer retention, the drop in electricity customer accounts in our three licensed areas is slightly greater than the growth in gas.

Despite competition net margins in retail supply have remained steady. The current supply price review ends in April 2002 and in line with what happened in gas we expect price controls to be removed. However, the Regulator has still to make his decision and this could impact on future margins.

Following the introduction of NETA we have increasingly managed our Generation & Supply business on a Great Britain wide basis. As a result of this some of the value of our plant flexibility is effectively accounted for in England & Wales, making financial reporting in our traditional segmental analysis increasingly more difficult.

The competitive market in Scotland has remained tough contributing to the reported fall in operating profit to £3.3M. The last six months has also seen lower wholesale prices in the Scottish market as it becomes increasingly linked to England and Wales. This has affected both the price and volume associated with interconnector output. We have also been affected by an adverse fuel mix with hydro output below last year's level for the first three months and nuclear output being 22% above last year's level due to the timing of British Energy's outages. Some of these impacts are seasonal and we would not expect to see such a significant reduction in operating profit for the remainder of the year.

Operationally we have completed outages on all our major plant over the summer months, therefore availability has been below the long term average. We are confident, following this programme, that our plant can continue to operate flexibly over the long term and make a positive contribution to Group earnings.

Other Businesses

Our other businesses have continued the good performance seen last year with operating profit up £12.8M to £32.9M. Telecoms, including our internal business, continues to make a positive and growing contribution to operating profit and this year will be positive after all interest charges. Contracting has again performed well with profit up over 25% on the same period last year, reflecting both additional turnover and improved margins. The strength of the economy in south central England has benefited our new connections business. We have also seen an increased profit contribution from our shop business as a result of tight cost control and extra revenue from direct sales.

We expect growth in these businesses to continue over the next six months but not at the same level we have seen in the first six months.

Synergy Savings

At SSE we have continued to make good progress on delivering our target savings level of £140M. As a result of the strong performance we have seen in the first half of the year, with another 9.5% reduction in controllable costs, we are now confident that we will beat the £140M target by a significant amount. In customer service we have successfully transferred all our SWALEC customers to the Group's Customer Service System, with the electricity customers completing the migration last week-end. The additional earnings growth from this low risk source is significant over the coming years. SSE is at the leading edge of efficiency and we intend to remain there with continued progress in all areas.

Interest

The net interest charge shows an increase of £11.4M to £53.6M as average indebtedness was higher than last year due to the SWALEC acquisition. In addition, £5.2M of interest was capitalised last year on the Peterhead repowering project.

Tax

The underlying effective tax rate has remained unchanged at 22%. We have now adopted FRS 19 on deferred tax liabilities. As these liabilities are only a potential exposure we have decided to apply discounting to reflect the long term nature of our assets and this impacts on both the Group's profit and loss account and on the balance sheet. The notional tax charge is now 26.5% and on the balance sheet we have recognised an additional discounted liability of £362M at 30 September 2001.

Earnings per Share

We will continue to focus on EPS before goodwill and the impact of FRS19 and on this basis EPS is up 8.6% to 21.4p. This strong performance builds on the last two years during which EPS has grown by 24%.

Dividend

The Board has recommended a half year dividend of 9.7p per share, an increase of 7.8% on last year and well ahead of the target of at least 4% real growth. Once again this is an excellent performance against the backdrop of falling wholesale electricity prices, rising wholesale gas prices, the second year of the price review and a tough competitive environment. We remain confident that we will achieve our dividend target of at least 4% real growth for the next two years and sustained real growth thereafter.

£450M investment programme in renewable generation

The Government has recently announced the detail of its Renewables Obligation (RO) which will encourage investment in new renewable generation in order to help it achieve its target of 10% of all UK generation coming from renewable sources by 2010. Under the RO, all electricity suppliers will eventually be obliged to meet 10% of their needs via Renewable Obligation Certificates (ROC's) which have been set at £30 per MWh.

As the UK's largest generator of renewable energy through our hydro assets, this presents SSE with two new opportunities to grow earnings, one unique to us and the other open to all others operating in the marketplace.

The Government has agreed that all hydro stations up to 20MW in capacity will be eligible for ROC's once they have been refurbished. We have, therefore, committed to a programme of up to £250M over the next ten years to refurbish all our hydro assets, beginning in April 2002. We generate around 1TWh of electricity from the stations under 20MW. We also expect to see improvements in output and cost savings. The first three schemes which we have committed to are at Invergarry, Gaur and Orrin.

The second opportunity is in the development of new renewable generation, mainly wind and possibly new hydro. We have also committed around £200M towards the development of over 200MW of new renewable generation over the next five to six years. This will be through a combination of new sites developed by SSE where we expect to be able to exploit our geographic advantage in the north of Scotland which has Europe's best wind farm potential, and the acquisition of sites partially developed by others. Our first 11MW scheme at Tangy on the Mull of Kintyre is progressing well.

Together these investments will help our supply business to meet its renewable obligation, but equally importantly should deliver a healthy return in generation for our shareholders. The impact on all supply businesses in the UK will depend on the regulatory framework going forward and how these businesses react to this additional cost.

Group Capital Expenditure

Group capital expenditure shows a small increase on the same period last year, largely because of an increase in Power Systems spend over the summer months and the completion of our spend on our two regional telecoms networks. We would expect capital expendutire in Power Systems for the full year to be lower than last year. There has been a reduction in spend in our generation business following the completion of the investment in new thermal assets.

Balance Sheet and Cash Flow

SSE's balance sheet remains very strong. This was recognised by Standard and Poor's who increased our long term credit rating to AA- last month, the first upgrade of this kind in the global electricity industry for many years. Interest cover was nearly 6 times. We anticipate it will be above this level for the full year.

During the first six months of this year SSE reduced net debt by £95.0M compared with an increase of £199.1M in the same period last year. We have also seen a £31.2M improvement in free cash flow as debtors have reduced following a drive to improve collection performance across the whole supply business.

Strategy and Outlook

At SSE we remain focused on running our core businesses well and looking for incremental areas where we can create earnings growth for our shareholders. We remain disciplined in our approach to mergers and acquisitions and will only pursue these options if they deliver enhanced value for our shareholders. However, we continue to monitor any opportunities which arise both in the UK and overseas.

SSE has once again shown that it can deliver strong earnings growth. This will continue to be delivered through our synergy savings, the £450M investment programme in renewable generation and our other businesses. The strength of our balance sheet continues to position us well to take advantage of opportunities to both create and return value to our shareholders.

NOTES TO EDITORS

1. SSE is the largest generator from renewable resources in the UK with close to 50% of the country's renewable generation capacity.

2. Invergarry is a 20MW power station built as part of the Garry/Moriston scheme in the Great Glen north of Fort William. The scheme was built between 1949-1962 and has a total installed capacity of 113MW.

3. Gaur is a 6.4MW station built aspart of the Tummel Valley scheme to the west of Pitlochry. This scheme was built between 1946-1951 and has a total installed capacity of 244.8MW, making it the largest hydro devlopment in Scotland.

4. Orrin is an 18MW power station built between 1946-1961. It is part of the Conon Valley scheme north west of Inverness which has a total installed capacity of 118MW.

5. Photographs are available of each of these dams in jpg format by email.

- ENDS -

For further information contact:

Andrew Dowler, Financial Dynamics:	0207 269 7140
Alan Young, Scottish and Southern Energy	0870 900 0410
Debbie Smith, Scottish and Southern Energy:	0870 900 0410

SSE has provided a dial-in facility for those unable to attend the meeting.

Date of call:	8 November 2001
Time of call:	09.30
Call in number:	+44 (0) 208 781 0576
Password:	Scottish and Southern Energy

A replay facility will be available for 48 hours:

Dial in number:	+44 (0) 208 288 4459
Passcode:	631352

PROFIT AND LOSS ACCOUNT

For the period 1 April 2001 to 30 September 2001

Year to 31 March 2001 restated £M		Note	Half Year to 30 Sept. 2001 unaudited £M	Half Year to 30 Sept. 2000 restated £M
3,585.6	Total group turnover	4	1,804.6	1,497.3
587.2	Group operating profit		250.6	231.6
	Share of operating profit in:			
25.4	- Joint ventures		14.4	10.9
37.5	- Associates		15.3	11.1
650.1	Total operating profit	4	280.3	253.6
2.1	Income from fixed asset investments		0.4	1.9
	Net interest payable:			
67.7	Group		36.8	26.1
11.8	Joint ventures		7.3	5.5
22.3	Associates		9.5	10.6
550.4	Profit on ordinary activities before taxation		227.1	213.3
143.8	Taxation	3	60.2	55.7
406.6	Profit on ordinary activities after taxation		166.9	157.6
0.4	Equity minority interests in subsidiary undertaking		0.2	
407.0	Profit attributable to ordinary shareholders		167.1	157.6
257.0	Dividends	5	83.8	77.2
150.0	Retained profit		83.3	80.4
47.5p	Earnings per share - basic	6	19.5p	18.4p
50.9p	- adjusted	6	21.4p	19.7p
47.4p	- diluted	6	19.4p	18.4p
30.0p	Dividend per ordinary share	5	9.7p	9.0p

BALANCE SHEET

At 30 September 2001

At 31 March 2001 restated £M		Note	At 30 Sept. 2001 unaudited £M	At 30 Sept. 2000 restated £M
4,015.6	Fixed assets		4,043.6	3,928.2
	Current assets			
36.2	Stocks		56.5	43.4
672.3	Debtors		477.4	570.0
31.3	Investments		28.4	29.8
27.3	Cash at bank and in hand		24.4	35.8
(1,621.7)	Creditors - amounts falling due within one year		(1,351.6)	(1,441.5)
(854.6)	Net current liabilities		(764.9)	(762.5)
3,161.0	Total assets less current liabilities		3,278.7	3,165.7
(1,134.4)	Creditors - amounts falling due after more than one year		(1,152.6)	(1,224.0)
(544.7)	Provisions for liabilities and charges		(551.6)	(533.4)
1,481.9	Net assets		1,574.5	1,408.3
429.3	Called up share capital		430.1	428.2
1,051.9	Reserves		1,143.9	980.1
1,481.2	Total shareholders' funds		1,574.0	1,4083
0.7	Equity minority interests in subsidiary undertaking		0.5	-
1,481.9			1,574.5	1,408.3
90.7%	Gearing		79.3%	93.3%

CASH FLOW STATEMENT

For the period 1 April 2001 to 30 September 2001

Year to 31 March 2001 £M		Note	Half Year to 30 Sept. 2001 unaudited £M	Half Year to 30 Sept. 2000 restated £M
650.2	Net cash inflow from operating activities	8	472.1	396.7
10.1	Dividends from joint ventures, associates and trade investments		14.1	9.1
(67.7)	Returns on investments and servicing of finance		(39.9)	(21.9)
(79.9)	Taxation		(39.4)	(8.2)
512.7	Free cash flow		406.9	375.7
(278.4)	Capital expenditure and financial investment		(141.1)	(146.1)
(217.8)	Acquisitions and disposals		-	(257.0)
(241.6)	Equity dividends paid		(180.3)	(164.6)
(225.1)	Cash inflow/(outflow) before management of liquid resources and financing		85.5	(192.0)
15.6	Management of liquid resources		2.9	17.1
227.1	Financing		(91.3)	194.5
17.6	(Decrease)/Increase in cash in the period		(2.9)	19.6

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the period 1 April 2001 to 30 September 2001

Year to 31 March 2001 restated £M		Half Year to 30 Sept. 2001 unaudited £M	Half Year to 30 Sept. 2000 restated £M
	Profit for the financial period:		
389.5	Group	158.8	155.2
9.2	Joint ventures	4.9	3.9
8.3	Associates	3.4	(1.5)
407.0	Total recognised gains and losses relating to the financial period	167.1	157.6
	Prior year adjustment for implementation of FRS 19 'Deferred Tax' (note 3)	(351.7)	
	Total gains and losses recognised since last annual report	(184.6)	

NOTES TO THE INTERIM ACCOUNTS

1. Basis of preparation

The interim report has been prepared on the basis of accounting policies consistent with those set out in the annual report for the year ended 31 March 2001 except for the effect of implementing FRS 19 Deferred Tax (note 3). The financial information in this report does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. It is unaudited but has been reviewed by the auditors. Figures for the year to 31 March 2001 included within this report are an abridged version of the full accounts (as restated) which carry an unqualified auditor's report and have been filed with the Registrar of Companies.

2. Approval

The interim report for the six months ended 30 September 2001 was approved by the directors on 8 November 2001.

3. Taxation

Financial Reporting Standard (FRS) 19 'Deferred Tax' is mandatory for all accounting periods ending on or after 23 January 2002 and accordingly has been reflected in the interim accounts to 30 September 2001. Under FRS 19, deferred tax is recognised in respect of all timing differences which have originated but not reversed at the balance sheet date, subject to certain exceptions. Previously deferred tax was provided for in respect of timing differences to the extent that it was probable that a liability would crystallise in the foreseeable future. As permitted by FRS 19, deferred tax is calculated on a discounted basis and the net present value of the deferred tax liability is reflected in the accounts. Comparative figures have been restated as required. The estimated effect on the group's reported results and net assets is as follows:

Profit attributable to shareholders	Half Year to 30 Sept. 2000 £M	Year to 31 March 2001 £M
As previously reported	166.4	430.0
Impact of FRS 19	(8.8)	(23.0)
As restated	157.6	407.0

Net assets		
As previously reported	1,745.8	1,833.6
Impact of FRS 19 - increase in provision for deferred tax	(337.5)	(351.7)
As restated	1,408.3	1,481.9

As a consequence of this change opening shareholders' funds at 1 April 2001 were reduced from £1,832.9M to £1,481.2M.

Corporation tax has been charged at 30%. The estimated effective rate applied to profit before taxation for the Group for the current year is 26.5% (2000 - 26.1%) after charging deferred tax.

NOTES TO THE INTERIM ACCOUNTS

4. Segmental Analysis

Year to 31 March 2001 £M			Half Year to 30 Sept. 2001 £M	Half Year to 30 Sept. 2000 £M
	Turnover			
225.5	Power Systems	Scotland	110.3	101.9
367.2		England	169.5	160.9
592.7			279.8	262.8
585.0	Generation and Supply	Scotland	240.9	268.3
2,495.6		England and Wales	1,337.4	994.8
3,080.6			1,578.3	1,263.1
387.6	Other businesses		194.0	162.0
4,060.9			2,052.1	1,687.9
(475.3)	Less inter activity sales		(247.5)	(190.6)
3,585.6			1,804.6	1,497.3
	Operating profit			
115.8	Power Systems	Scotland	54.6	54.5
195.7		England	81.5	77.5
311.5			136.1	132.0
60.7	Generation and Supply	Scotland	3.3	22.1
226.6		England and Wales	108.1	79.4
287.3			111.4	101.5
51.3	Other businesses		32.8	20.1
650.1			280.3	253.6

The comparative figure for operating profit for the Generation and Supply, England and Wales segment has been restated to reflect the £4.5M amortisation of discount, associated with the onerous energy provision, now shown within interest costs.

5. Dividends

The recommended interim dividend per ordinary share of 9.7p (2000 - 9.0p) will be paid on 25 March 2002 to those shareholders on the Scottish and Southern Energy plc register on 8 March 2002.

6. Earnings per Share

Year to 31 March 2001 Pence per share restated		Half year to 30 Sept 2001 Earnings £M	Half year to 30 Sept 2000 Earnings £M restated	Half year to 30 Sept 2001 Pence per share	Half year to 30 Sept 2000 Pence per share restated
47.5	Basic	167.1	157.6	19.5	18.4
	Adjusted for :				
0.7	amortisation of goodwill	5.8	1.8	0.7	0.2
2.7	deferred tax	10.2	8.8	1.2	1.1
50.9	Adjusted	183.1	168.2	21.4	19.7
47.4	Diluted	167.1	157.6	19.4	18.4

The adjusted figures are before amortisation of goodwill and the incremental charge for deferred tax.
The weighted average number of shares used in each calculation is as follows:

	September 2001 Number of shares (millions)	September 2000 Number of shares (millions)
For basic and adjusted earnings per share	857.5	855.6
Effect of exercise of share options	3.5	2.2
For diluted earnings per share	861.0	857.8

7. Reconciliation of Movement in Equity Shareholders' Funds

Year to 31 March 2001 restated £M		Half Year to 30 Sept. 2001 £M	Half Year to 30 Sept. 2000 restated £M
407.0	Profit for the financial period	167.1	157.6
(257.0)	Dividends	(83.8)	(77.2)
150.0	Retained profit for the financial period	83.3	80.4
8.2	New share capital subscribed	9.5	4.2
8.0	Premium on issue of shares to Quest		
(8.7)	Contribution to Quest		
(11.3)	Repurchase of ordinary share capital for cancellation		(11.3)
146.2	Net addition in shareholders' funds	92.8	73.3
1,335.0	Opening shareholders' funds	1,481.2	1,335.0
1,481.2	Closing shareholders' funds	1,574.0	1,408.3

Opening shareholders' funds at 1 April 2000 were originally £1,663.7M before deducting the prior year adjustment of £328.7M (note 3).

8. Reconciliation of Operating Profit to Net Cash Flow from Operating Activities

Year to 31 March 2001 £M		Half Year to 30 Sept. 2001 £M	Half Year t 30 Sept. 200 restate £N
587.2	Operating profit	250.6	227.
173.0	Depreciation, amortisation and revaluation adjustments	89.1	79.
5.9	Amortisation of goodwill	5.8	1.
(15.1)	Customer contributions and capital grants released	(7.8)	(7.8
6.9	Increase in stocks	(20.3)	(0.3
(242.5)	Decrease/(increase) in debtors	194.8	(52.5
161.6	(Decrease)/increase in creditors	(34.7)	160.1
(23.9)	Decrease in provisions	(3.0)	(11.0)
(2.9)	(Profit) on disposal of tangible fixed assets	(2.4)	(0.4)
650.2	Net cash inflow from operating activities	472.1	396.7

9. Reconciliation of Net Cash Flow to Movement in Net Debt

Year to 31 March 2001 £M		Half Year to 30 Sept. 2001 £M	Half Year to 30 Sept. 2000 restated £M
17.6	(Decrease)/Increase in cash in the financial period	(2.9)	19.6
(230.9)	Net cash outflow/(inflow) from decrease/(increase) in debt and lease financing	100.8	(111.3)
(15.6)	Net cash (inflow) from (decrease) in liquid resources	(2.9)	(107.4)
(228.9)	Movement in net debt in the financial period	95.0	(199.1)
(1,114.8)	Net debt at start of financial period	(1,343.7)	(1,114.8)
(1,343.7)	Net debt at end of financial period	(1,248.7)	(1,313.9)

10. Analysis of Net Debt

	1 April 2001 £M	Cash Flow £M	30 Sept. 2001 £M
Cash at bank and in hand	27.3	(2.9)	24.4
Overdrafts			
Other debt due within one year	(600.7)	124.4	(476.3)
Net borrowings due within one year	(573.4)	121.5	(451.9)
Net borrowings due after more than one year	(801.6)	(23.6)	(825.2)
Current asset investments	31.3	(2.9)	28.4
Net debt	(1,343.7)	95.0	(1,248.7)

INDEPENDENT REVIEW REPORT BY KPMG AUDIT PLC TO SCOTTISH AND SOUTHERN ENERGY PLC

Introduction

We have been instructed by the company to review the financial information set out above and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2001.

KPMG Audit Plc
Chartered Accountants
Edinburgh

8 November 2001

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
Henry Casley

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director only

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Henry Casley

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director only

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Notification by PEP Manager to the Company of a re-investment of a tax credit pursuant to a regular standing order instruction into a General PEP.

7 Number of shares/amount of stock acquired:
57

8 Percentage of issued class:
0.000007%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.26

13 Date of transaction:
30 November 2001

14 Date company informed:
4 December 2001

15 Total holding following this notification:
121,600

16 Total percentage holding of issued class following this notification:
0.014%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:

N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Additional Information:

NNNN

10-28

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All Executive Directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employment Share Trust run in conjunction with the All-employee Sharesave Scheme

7 Number of shares/amount of stock acquired:
4,578

8 Percentage of issued class:
0.0005%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.38

13 Date of transaction:
30 November 2001

14 Date company informed:
30 November 2001

15 Total holding following this notification:
1,740,678

16 Total percentage holding of issued class following this notification:
0.2023

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
David Sigsworth

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director and Spouse

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
David and Lorna Sigsworth

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director and spouse

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Announcement by PEP Manager to the Company of re-investment of dividends pursuant to a regular standing order instruction into a Single Company PEP and General PEP. David Sigsworth - Single 7, General 9, Lorna Sigsworth - Single 4, General 9.

7 Number of shares/amount of stock acquired:
29

8 Percentage of issued class:
0.0000034%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.555

13 Date of transaction:
26 November 2001

14 Date company informed:
27 November 2001

15 Total holding following this notification:
52,984

16 Total percentage holding of issued class following this notification:
0.0062%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Additional Information:

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Vincent Donnelly

Tel. No:
01735 455150

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Launch of Eurobond

Announcement Body Information:
Southern Electric Power Distribution plc (a subsidiary of Scottish and Southern Energy plc) has today launched a Sterling Eurobond of £250M with a maturity of June 2032 and a coupon of 5.5%. The joint bookrunners were Royal Bank of Scotland plc and UBS Warburg.

For further information, please contact Gregor Alexander, Group Treasurer, telephone 01738 455121 or Ian Marchant, Finance Director, telephone 01738 455252.

NNNN

Announcement File : C:\DIPS\161101.ANN

sent 16/11/01 4.28pm

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All Executive Directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employment Share Trust run in conjunction with the All-employee Sharesave Scheme

7 Number of shares/amount of stock acquired:
5,328

8 Percentage of issued class:
0.0006%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.72

13 Date of transaction:
16 November 2001

14 Date company informed:
16 November 2001

15 Total holding following this notification:
1,743,211

16 Total percentage holding of issued class following this notification:
0.2026

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

4.20pm

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All Executive Directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employment Share Trust run in conjunction with the All-employee Sharesave Scheme

7 Number of shares/amount of stock acquired:
588

8 Percentage of issued class:
0.0001%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.62

13 Date of transaction:
9 November2001

14 Date company informed:
9 November 2001

15 Total holding following this notification:
1,745,632

16 Total percentage holding of issued class following this notification:
0.2029

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All Executive Directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employment Share Trust run in conjunction with the All-Employee Sharesave Scheme

7 Number of shares/amount of stock acquired:
8,675

8 Percentage of issued class:
0.0010%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.63

13 Date of transaction:
2 November 2001

14 Date company informed:
2 November 2001

15 Total holding following this notification:
1,745,934

16 Total percentage holding of issued class following this notification:
0.2029

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
Yes

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All Executive Directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 Above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employment Share Trust run in conjunction with the All-employee Sharesave Scheme

7 Number of shares/amount of stock acquired:
4,053

8 Percentage of issued class:
0.0005

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.36

13 Date of transaction:
19 October 2001

14 Date company informed:
19 October 2001

15 Total holding following this notification:
1,749,645

16 Total percentage holding of issued class following this notification:
0.2034

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All executive directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employment Share trust run in conjunction with the all-employee Sharesave Scheme.

7 Number of shares/amount of stock acquired:
13,260

8 Percentage of issued class:
0.0015%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.50

13 Date of transaction:
12 October 2001

14 Date company informed:
12 October 2001

15 Total holding following this notification:
1,752,169

16 Total percentage holding of issued class following this notification:
0.2037%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:

Reinvestment of September 2001 dividend under the Deferred Bonus Plan

The Company was notified today of the purchase of 11,865 Ordinary Shares of 50p each in the Company at a price of £6.385 per share, pursuant to a regular standing order instruction.

The purchase was carried out on 5 October 2001 by Bedell Christin Trust Company Limited, trustees of the Scottish and Southern Energy Deferred Bonus Plan ("the Trust"). The purchase related to the reinvestment by the trustees of the

September 2001 dividend.

For Companies Act purposes, the Executive Directors are technically regarded as having an interest in shares held by the Trust.

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
Henry Casley

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director only

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Henry Casley

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director only

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Notification by PEP Manager to the Company of a re-investment of a dividend pursuant to a regular standing order instruction into a General PEP.

7 Number of shares/amount of stock acquired:
491

8 Percentage of issued class:
0.000057%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.555

13 Date of transaction:
4 October 2001

14 Date company informed:
5 October 2001

15 Total holding following this notification:
121,543

16 Total percentage holding of issued class following this notification:
0.014%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
NA/

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:

N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Ailsa Stroud, Assistant Company Secretary

24 Contact telephone number:
01738 455152

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
2

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
James Forbes

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
See 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
James Forbes

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director only

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Reinvestment of dividend by PEP Manager pursuant to a regular standing order instruction into a Single Company PEP

7 Number of shares/amount of stock acquired:
17

8 Percentage of issued class:
0.000002%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.60

13 Date of transaction:
4 October 2001

14 Date company informed:
5 October 2001

15 Total holding following this notification:
82,055

16 Total percentage holding of issued class following this notification:
0.0095%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:

N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Ailsa Stroud, Assistant Company Secretary

24 Contact telephone number:
01738 455152

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
Ian Marchant

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
See 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Ian Marchant

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director only

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Reinvestment of dividend by PEP Manager pursuant to a regular standing order instruction into a Single Company PEP

7 Number of shares/amount of stock acquired:
18

8 Percentage of issued class:
0.0000021%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.60

13 Date of transaction:
4 October 2001

14 Date company informed:
5 October 2001

15 Total holding following this notification:
18,258

16 Total percentage holding of issued class following this notification:
0.0021%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Ailsa Stroud, Assistant Company Secretary

24 Contact telephone number:
01738 455152

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
David Sigsworth

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director's spouse

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
David Sigsworth

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director only

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Announcement of retrospective notification by PEP Manager to the Company of re-investment of dividends and tax credits of dividends pursuant to a regular standing order instruction into a Single Company PEP (2 on 29.05.01 at £6.19; 38 on 01.10.01 at £6.39) and General PEP (4 on 29.05.01 at £6.19; 76 on 01.10.01 at £6.39)

7 Number of shares/amount of stock acquired:
120

8 Percentage of issued class:
0.000014%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
See 6 above

13 Date of transaction:
See 6 above

14 Date company informed:
3 October 2001

15 Total holding following this notification:
52,955

16 Total percentage holding of issued class following this notification:
0.0062%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
David Sigsworth

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
See 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
David Sigsworth

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director only

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Re-investment of dividend by PEP Manager pursuant to a regular standing order instruction into a Single Company PEP (63) and a General PEP (76)

7 Number of shares/amount of stock acquired:
139

8 Percentage of issued class:
0.000016%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.39

13 Date of transaction:
1 October 2001

14 Date company informed:
2 October 2001

15 Total holding following this notification:
52,835

16 Total percentage holding of issued class following this notification:
0.006%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:

N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Ailsa Stroud, Assistant Company Secretary

24 Contact telephone number:
01738 455152

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Additional Information:

NNNN

3 October 2001

Scottish and Southern Energy plc

Board Change

Scottish and Southern Energy has completed a review of the structure of its Board following the introduction of the New Electricity Trading Arrangements in England & Wales earlier this year. As a result of this James Martin, Generation Director has decided to leave the Group to pursue other interests. He will step down from the Board with immediate effect and leave the Group on 31 December 2001.

David Sigsworth will assume Board level responsibility for SSE's Generation portfolio and its ongoing development, in particular the £250M refurbishment programme of the Group's hydro assets and the investment of around £200M in new renewables, mainly wind generation. Alistair Phillips-Davies, who has successfully overseen the introduction of NETA for SSE, remains on the Group's Executive Management Team and has been appointed as Director of Energy Supply reporting to Jim Forbes.

Commenting on the decision, Bruce Farmer, Chairman said: "We said at the time of the merger that we would keep the structure and make up of our Board under constant review and these changes are part of that process. James has played an invaluable role in helping Scottish and Southern Energy develop a portfolio of the most flexible and efficient gas power stations in the UK. That programme of investment is now at an end and he has decided he would like to use these skills elsewhere. We would like to thank him for the valuable contribution he has made and wish him well in his future pursuits."

For further information contact:

Carolyn McAdam, Scottish and Southern Energy plc, 01738 455113
Bob Major, Scottish and Southern Energy plc, 01738 455114

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 1 October 2002 that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non beneficial holders of shares in Scottish and Southern Energy plc, were interested in 25,626,465 ordinary shares of 50p each, being 2.98% of the issued share capital of the Company.

Shares registered as follows:

Lloyds Bank Nominees Ltd	FMTC	194,100
Nortrust Nominees	FMTC	19,555
Bank of New York Europe	FMTC	30,400
State Street Nominees Ltd	FMTC	2,100
National Cities	FMTC	9,900
Clydesdale Bank (HO) Nominees Ltd	FISL	5,659,808
RBS Trust Bank	FPM	600,600
HSBC Client Holdings Nominee (UK) Ltd	FPM	309,100
Bankers Trust	FPM	2,050,400
Nortrust Nominees Ltd	FPM	940,740
BT Globenet Nominees Ltd	FPM	91,100
Chase Nominees Ltd	FPM	2,040,500
MSS Nominees Ltd	FPM	195,980
Citibank	FPM	248,130
Bank of New York Europe	FPM	397,027
Nordea	FPM	3,920
MSS Nominees Ltd	FIL	4,246,970
Chase Nominees Ltd	FIL	76,176
Nortrust Nominees Ltd	FIL	1,389,168
Bankers Trust	FIL	460,600
R B S Trust Bank	FIL	2,494,953
BT Globenet Nominees Ltd	FIL	236,700
Morgan Stanley	FIL	284,400
NAB-Australia	FIL	17,935
State Street Bank and Trust	FIL	334,062
Citibank	FIL	221,270
Credit Suisse	FIL	6,500
Bank of New York Europe	FIL	981,700
Northern Trust	FIL	1,216,416
National Australia Bank	FIL	5,100
Clydesdale Bank (HO) Nominees Ltd	FIL	188,300
HSBC Client Holdings Nominee (UK) Ltd	FIL	4,388
Deutsche Bank A G, London	FIL	867
Bank of New York, London	FIL	70,600
Northern Trust	FIL	591,000
	FIL	6,000

		25,626,465

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All Executive Directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director only

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
HE Trustees, the Trustees of the Scottish and Southern Energy plc Qualifying Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employment Share Trust run in conjunction with the all-employee Sharesave Scheme

7 Number of shares/amount of stock acquired:
18,666

8 Percentage of issued class:
0.0022%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.41

13 Date of transaction:
1 October 2001

14 Date company informed:
1 October 2001

15 Total holding following this notification:
1,753,712

16 Total percentage holding of issued class following this notification:
0.2039%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Ailsa Stroud, Assistant Company Secretary

24 Contact telephone number:
01738 455152

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
2

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
Colin Hood

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
See 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Colin Hood

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director only

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Award of Sharesave Share Options pursuant to the Company's all-employee Savings-Related Share Option Scheme.

7 Number of shares/amount of stock acquired:
N/A

8 Percentage of issued class:
N/A

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
N/A

12 Price per share:
N/A

13 Date of transaction:
N/A

14 Date company informed:
N/A

15 Total holding following this notification:
N/A

16 Total percentage holding of issued class following this notification:
N/A

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
28 September 2001

18 Period during which or date on which exercisable:
28 September 2006 to 31 March 2007

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:

596 ordinary shares of 50p each

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
£5.66 per share

22 Total number of shares or debentures over which options held following this notification:
3,543

23 Contact name for queries:
Ailsa Stroud, Assistant Company Secretary

24 Contact telephone number:
01738 455152

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
Ian Marchant

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
See 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Ian Marchant

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director only

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Award of Sharesave Share Options pursuant to the Company's all-employee Savings-Related Share option Scheme

7 Number of shares/amount of stock acquired:
N/A

8 Percentage of issued class:
N/A

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
N/A

12 Price per share:
N/A

13 Date of transaction:
N/A

14 Date company informed:
N/A

15 Total holding following this notification:
N/A

16 Total percentage holding of issued class following this notification:
N/A

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
28 September 2001

18 Period during which or date on which exercisable:
28 September 2006 to 31 March 2007

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
596 ordinary shares of 50p each

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
£5.66 per share

22 Total number of shares or debentures over which options held following this notification:
3,133

23 Contact name for queries:
Ailsa Stroud, Assistant Company Secretary

24 Contact telephone number:
01738 455152

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:

NOTIFICATION UNDER SECTION 198 TO 202 OF THE COMPANIES ACT 1985

The Company was notified on 18 September 2001 that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL)and its direct and indirect subsidiaries, both being non beneficial holders of shares in Scottish and Southern Energy plc, were interested in 25,950,035 ordinary shares of 50p each, being 3.02% of the issued share capital of the Company.

Shares registered are as follows:

Nominees/Registered name	Shares held	Management Company
Lloyds Bank Nominees Limited	194,100	FMTC
Nortrust Nominees	19,555	FMTC
Nortrust Nominees	30,400	FMTC
State Street Nomineees	2,100	FMTC
National Cities	9,900	FMTC
Clydesdale Bank (HO) Nominees Ltd	5,631,408	FISL
Chase Nominees Limited	688,200	FPM
RBS Trust Bank	600,600	FPM
HSBC Client Holdings Nominee UK Ltd	281,500	FPM
Bankers Trust	1,835,100	FPM
Nortrust Nominees Ltd	865,440	FPM
BT Globenet Nominees Ltd	91,100	FPM
Chase Nominees Ltd	1,295,000	FPM
MSS Nominees Ltd	184,580	FPM
Citibank	235,030	FPM
Bank of New York Europe	397,027	FPM
Nordea	3,920	FPM
MSS Nominees Ltd	5,468,438	FIL
Chase Nominees Ltd	129,576	FIL
Nortrust Nominees Ltd	1,278,668	FIL
Bankers Trust	437,000	FIL
RBS Trust Bank	2,882,453	FIL
BT Globenet Nominees Ltd	203,800	FIL
Morgan Stanley	284,400	FIL
NAB-Australia	17,935	FIL
State Street Bank and Trust	298,662	FIL
Citibank	221,270	FIL
Credit Suisse	6,500	FIL
Bank of New York Europe	876,600	FIL
Northern Trust	1,192,616	FIL
Northern Trust	2,900	FIL
National Australia Bank	5,100	FIL
Clydesdale Bank (HO) Nominees Ltd	188,300	FIL
Bankers Trust	18,500	FIL
HSBC Client Holdings Nominee UK Ltd	5,490	FIL
Deutsche Bank A.G. London	867	FIL
Bank of New York - London	61,400	FIL
KAS Associatie	4,600	FIL

Total ordinary shares	25,950,035	

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
4

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
Colin Hood

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
See 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Colin Hood

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director only

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Exercise of 418 Sharesave Share Options

7 Number of shares/amount of stock acquired:
418

8 Percentage of issued class:
0.000049%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£4.66

13 Date of transaction:
3 September 2001

14 Date company informed:
10 September 2001

15 Total holding following this notification:
12,949

16 Total percentage holding of issued class following this notification:
0.0015%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:

N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Ailsa Stroud, Assistant Company Secretary

24 Contact telephone number:
01738 455152

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
Ian Marchant

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
See 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Ian Marchant

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director only

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Exercise of 418 Sharesave Share Options

7 Number of shares/amount of stock acquired:
418

8 Percentage of issued class:
0.000049%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:

N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£4.66

13 Date of transaction:
3 September 2001

14 Date company informed:
10 September 2001

15 Total holding following this notification:
18,240

16 Total percentage holding of issued class following this notification:
0.002%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Ailsa Stroud, Assistant Company Secretary

24 Contact telephone number:
01738 455152

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
James Forbes

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
See 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
James Forbes

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director only

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Exercise of 418 Sharesave Share Options

7 Number of shares/amount of stock acquired:
418

8 Percentage of issued class:
0.000049%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£4.66

13 Date of transaction:
3 September 2001

14 Date company informed:
10 September 2001

15 Total holding following this notification:
82,038

16 Total percentage holding of issued class following this notification:
0.0095%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Ailsa Stroud, Assistant Company Secretary

24 Contact telephone number:
01738 455152

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
David Sigsworth

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
See 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
David Sigsworth

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Director only

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Exercise of 4,259 Sharesave Share Options

7 Number of shares/amount of stock acquired:

4,259

8 Percentage of issued class:
0.0005%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£2.71

13 Date of transaction:
3 September 2001

14 Date company informed:
10 September 2001

15 Total holding following this notification:
52,696

16 Total percentage holding of issued class following this notification:
0.006%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Ailsa Stroud, Assistant Company Secretary

24 Contact telephone number:
01738 455152

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Additional Information:

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:

Scottish and Southern Energy plc

Application has been made to the UK Listing Authority for a block listing of 2,800,000 Ordinary Shares of 50p each in the Company for admission of these securities to the Official List. The block listing is being made pursuant to 2,000,000 shares that may fall to be issued under the Company's Sharesave Share Option Scheme and 800,000 shares that may fall to be issued under the Company's Executive Share Option Scheme.

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All Executive Directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employment Share Trust run in conjunction with the all-employee Sharesave Scheme

7 Number of shares/amount of stock acquired:
9518

8 Percentage of issued class:
0.0011

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.415

13 Date of transaction:
6 September 2001

14 Date company informed:
6 September 2001

15 Total holding following this notification:
1,771,729

16 Total percentage holding of issued class following this notification:
0.206%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:

N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Schedule 5 - Block Listing Six-Monthly Return

Number of reports in announcement:
3

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Blk Listing Six-Mthly

Schedule 5 - Block Listing Six-Monthly Return

1 Name of company:
Scottish and Southern Energy

2 Name of Scheme:
Executive Share Option Scheme

3 Period of Return - From:
1 March 2001

To:

31 August 2001

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
598,853

5 Number of shares issued/allotted under scheme during period:
593,966

6 Balance under scheme not yet issued/allotted under scheme at end of period:
4,887

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
800,000 ordinary shares were listed on 31 August 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
859,172,934

Contact name for queries:
Ailsa Stroud, Assistant Company Secretary

Contact telephone number:
01738 455152

Contact address:
Inveralmond House, 200 Dunkeld Road, Perth, PH1 3AQ
ailsa.stroud@scottish-southern.co.uk

Name of person making return:
Vincent Donnelly

Position of person making return:
Company Secretary

Schedule 5 - Block Listing Six-Monthly Return

1 Name of company:
Scottish and Southern Energy

2 Name of Scheme:
SAYE Sharesave Scheme

3 Period of Return - From:
1 March 2001

To:
31 August 2001

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
670,110

5 Number of shares issued/allotted under scheme during period:
62,705

6 Balance under scheme not yet issued/allotted under scheme at end of period:
607,405

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
800,000 shares were listed on 31 August 2000

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
859,172,934

Contact name for queries:
Ailsa Stroud

Contact telephone number:
01738 455152

Contact address:
Inveralmond House, 200 Dunkeld Road, Perth, PH1 3AQ

Name of person making return:
Vincent Donnelly

Position of person making return:
Company Secretary

Schedule 5 - Block Listing Six-Monthly Return

1 Name of company:
Scottish and Southern Energy

2 Name of Scheme:
Employee Share Trust Scheme

3 Period of Return - From:
1 March 2001

To:
31 August 2001

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
9,695

5 Number of shares issued/allotted under scheme during period:
NIL

6 Balance under scheme not yet issued/allotted under scheme at end of period:
859,172,934

7 Number and class of share(s) (amount of stock/debt securities) originally

listed and the date of admission:
300,000 ordinary shares of 50p each listed on 26 August 1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
859,172,934

Contact name for queries:
Ailsa Stroud, Assistant Company Secretary

Contact telephone number:
19738 455152

Contact address:
Inveralmond House, 200 Dunkeld Road, Perth, PH1 3AQ
ailsa.stroud@scottish-southern.co.uk

Name of person making return:
Vincent Donnelly

Position of person making return:
Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All executive directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Further to the maturity of the Scottish and Southern Energy's 1996 and 1998 sharesave schemes and the Southern Electric 1998 sharesave scheme, acquisition of shares by the Trustees of the Employee Share Trust using proceeds received from the participants in the maturing sharesave schemes.

7 Number of shares/amount of stock acquired:
921,874

8 Percentage of issued class:
0.1072

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.64

13 Date of transaction:
3 September 2001

14 Date company informed:
3 September 2001

15 Total holding following this notification:
1,777,349

16 Total percentage holding of issued class following this notification:
0.2066

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:
N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All executive directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employment Share Trust run in conjunction with the all-employee Sharesave Scheme.

7 Number of shares/amount of stock acquired:
2,079

8 Percentage of issued class:
0.00024%

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.655

13 Date of transaction:
24 August 2001

14 Date company informed:
24 August 2001

15 Total holding following this notification:
2,531,990

16 Total percentage holding of issued class following this notification:
0.2947%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:

N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All executive directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employment Share Trust run in conjunction with the all-employee Sharesave scheme

7 Number of shares/amount of stock acquired:
1,827

8 Percentage of issued class:
0.00021

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.66

13 Date of transaction:
10 August 2001

14 Date company informed:
10 August 2001

15 Total holding following this notification:
2,533,554

16 Total percentage holding of issued class following this notification:
0.2949

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:

N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Alex Cairncross

Tel. No:
01738 455154

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All executive directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employment Share Trust run in conjunction with the all employee Sharesave scheme.

7 Number of shares/amount of stock acquired:
1,112

8 Percentage of issued class:
0.00013

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.485

13 Date of transaction:
27 July 2001

14 Date company informed:
27 July 2001

15 Total holding following this notification:
2,534,566

16 Total percentage holding of issued class following this notification:
0.2950

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:

N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Ailsa Stroud, Assistant Company Secretary

Additional Information:

NNNN

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 4551521

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Generic Announcement

Announcement Body Information:
The Company announces the purchase of 163,145 ordinary shares of 50p each in the Company at a price of 675p per share on 25 July 2001 by Bedell and Cristin Trust Company Limited as trustee of the Scottish and Southern Energy Deferred Bonus Plan ("the Trust").

Performance-related awards under the Plan were granted on 25 July 2001 to senior staff including executive directors and (subject to the rules of the Plan) be satisfied after 3 years using shares held by the Trust. The share awards to the executive directors were as follows: J A Forbes - 42,583 shares, I D Marchant - 21,455 shares, D Sigsworth - 15,155 shares, J H Martin - 11,812 shares and C

Hood - 11,118 shares.

Rewards obtained by participants in the Plan are dependant on performance by individuals and by the Company which is measured in financial terms and by other criteria including the Company's performance relative to a group of comparator companies in certain key variables.

Each executive director will only receive from the Trust that number of shares to which they are entitled under their award. For Companies Act purposes, however, the executive directors are technically regarded as having an interest in all those shares held by the Trust.

NNNN

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Scottish and Southern Energy

Full Issuer Name:
Scottish and Southern Energy plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
No

Contact Name:
Ailsa Stroud

Tel. No:
01738 455152

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Scottish and Southern Energy

2 Name of director:
All executive directors

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
Director

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
Share Ownership Trust

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
See 4 Above

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Acquisition of shares by the Trustees of the Employment Share Trust run in conjunction with the all-employee Sharesave scheme.

7 Number of shares/amount of stock acquired:
1732

8 Percentage of issued class:
0.00021

9 Number of shares/amount of stock disposed:
N/A

10 Percentage of issued class:
N/A

11 Class of security:
Ordinary 50p shares

12 Price per share:
£6.73

13 Date of transaction:
13 July 2001

14 Date company informed:
13 July 2001

15 Total holding following this notification:
2,535,326

16 Total percentage holding of issued class following this notification:
0.2952

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:
N/A

18 Period during which or date on which exercisable:
N/A

19 Total amount paid (if any) for grant of the option:
N/A

20 Description of shares or debentures involved: class, number:

N/A

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
N/A

22 Total number of shares or debentures over which options held following this notification:
N/A

23 Contact name for queries:
Alex Cairncross

24 Contact telephone number:
01738 455154

25 Name of company official responsible for making notification:
Vincent Donnelly, Company Secretary

Additional Information:

NNNN